UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

Windstream Technologies, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001

(Title of Class of Securities)

97382J102

(CUSIP Number)

Adrian James

3736 Bee Caves Rd, Suite 1-105

Austin, TX 78746

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 97382J102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adrian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 140,000
	6	SHARED VOTING POWER 12,675,000 (1)
	7	SOLE DISPOSITIVE POWER 140,000
	8	SHARED DISPOSITIVE POWER 12,675,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,815,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.60% (based on 84,972,578 shares of common stock issued and outstanding as of May 7, 2014)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 9,875,000 shares of the Issuer’s common Stock and warrants to purchase 2,800,000 shares of the Issuer’s common stock held by Vanguard Financial Trust of which Mr. Adrian James is the trustee.

CUSIP No. 97382J102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanguard Financial Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,675,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,675,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,675,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.44% (based on 84,972,578 shares of common stock issued and outstanding as of May 7, 2014)
12	TYPE OF REPORTING PERSON OO

(1)	Includes 9,875,000 shares of the Issuer’s common Stock and warrants to purchase 2,800,000 shares of the Issuer’s common stock.

Item 1(a). Name of Issuer:

Windstream Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

819 Buckeye Street

North Vernon, Indiana 47265

Item 2(a). Name of Person Filing.

This statement is filed on behalf of Vanguard Financial Trust (the “Trust”) and Mr. Adrian James (together with the Trust, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

3736 Bee Caves Rd., Suite 1-105, Austin TX 78746

Item 2(c). Citizenship.

The Trust is established in Texas and Mr. James is a citizen of the United States.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e). CUSIP Number.

97382J102

Item 3. Type of Person.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 12,815,000 (1)

(b)	Percent of class: 14.60% (based on 84,972,578 shares of common stock issued and outstanding as of May 7, 2014)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 140,000

(ii)	Shared power to vote or to direct the vote: 12,675,000 (1)

(iii)	Sole Power to dispose or to direct the disposition of: 140,000

(iv)	Shared Power to dispose or to direct the disposition of: 12,675,000 (1)

(1) Includes 9,875,000 shares of the Issuer’s common Stock and warrants to purchase 2,800,000 shares of the Issuer’s common stock held by Vanguard Financial Trust of which Mr. Adrian James is the trustee.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2014

Vanguard Financial Trust

Signature:	/s/ Adrian James
Name/Title:	Adrian James, Trustee

Signature:	/s/ Adrian James
Name:	Adrian James